Exhibit 99.5
ASML Confirms Record Date for Capital Repayment and Reverse Stock Split
VELDHOVEN, the Netherlands, September 25, 2007 – ASML Holding NV (ASML) today confirmed that none of its creditors has opposed the capital repayment and/or reverse stock split.
Therefore, the record date of the repayment of EUR 2.04 per ordinary share and the consolidation of all outstanding ordinary shares (the reverse stock split) is now unconditionally set for September 28, 2007.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
Media Relations Contact
Lucas van Grinsven – Corporate Communications – +31.40.268.3949 – Veldhoven, NL
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1.480.383.4005 – Veldhoven, NL
Franki D’Hoore – Investor Relations – +31.40.268.6494 – Veldhoven, NL